April 14, 2020

Wesley McMullan
President and Chief Executive Officer
Federal Home Loan Bank of Atlanta
1475 Peachtree Street, N.E.
Atlanta, GA 30309

       Re: Federal Home Loan Bank of Atlanta
           Form 10-K for the Fiscal Year Ended December 31, 2019
           Filed March 5, 2020
           File No. 000-51845

Dear Mr. McMullan:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2019

Notes to Financial Statements
Note 22 - Subsequent Events, page 115

1. We note your disclosure that subsequent to December 31, 2019, the Bank made the decision to sell, and on January 14, 2020, the Bank executed a sale of all of its private-
      label MBS. It appears that a portion of this portfolio was classified as held-to-maturity prior to sale. Please tell us the circumstances leading to the decision to sell these securities, including your consideration of the guidance in ASC 320-10-25-6 (a) through
      (f).
 Wesley McMullan
Federal Home Loan Bank of Atlanta
April 14, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Michelle Miller at 202-551-3368 or Sharon Blume at 202-551-3474 if
you have questions.



FirstName LastNameWesley McMullan                         Sincerely,
Comapany NameFederal Home Loan Bank of Atlanta
                                                          Division of
Corporation Finance
April 14, 2020 Page 2                                     Office of Finance
FirstName LastName